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EXHIBIT 11.1

CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)

        Earnings per share for the three month periods ended March 31, 2001 and 2002 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three month periods ended March 31, 2001 and 2002:

	Three months ended March 31,
	2001	2002
Net income	$3,798	$16,560
Preferred stock dividends	20	—

Net income available to common stockholders for basic EPS computation	$3,778	$16,560
Effect of dilutive securities	20	—

Net income available to common stockholders for diluted EPS computation	$3,798	$16,560

Weighted average number of common shares outstanding for basic EPS computation	16,511	16,894
Effect of dilutive securities:
Stock options	469	535
Assumed conversion of preferred stock	388	—

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,368	17,429

Basic earnings per common share:	$.23	$.98

Diluted earnings per common share:	$.22	$.95

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CARRIAGE SERVICES, INC. COMPUTATION OF PER SHARE EARNINGS (unaudited and in thousands, except per share data)